FORM 51-102F3

(Previously Form 53-901F)

Material Change Report

Item 1: Name and Address of Company

El Nino Ventures Inc.

2303 West 41st Avenue

Vancouver, BC,  V6M 2A3

Item 2: Date of Material Change:

February 14, 2007

Item 3: News Release:

A news release dated and issued on February 14, 2007 was disseminated through Stockwatch and Market News.

Item 4: Summary of Material Change:

El Nino Ventures Inc. announces it has closed the second tranche of its brokered private placement.

Item 5: Full Description of Material Change:

February 14, 2007, Vancouver, BC – El Niño Ventures Inc. (the “Company”) is pleased to announce that further to its news release of December 14, 2006 and January 8, 2007 the Company has closed the second tranche of its brokered private placement and has issued a total of 3,000,000 non-flow-through units at $0.40 per unit for total proceeds of $1,200,000.  Each unit consisted of one common share and one-half of one share purchase warrant with each full warrant entitling the holder to purchase one additional common share of the Company at a purchase price of $0.55 until February 9, 2008.

In connection with the closing of the second tranche of this financing, the Company has paid $96,000 in commission and issued 240,000 broker warrants to Canaccord Capital Corporation.  Each broker warrant entitles the holder to purchase one common share at a purchase price of $0.55 until February 9, 2008.

In compliance with Canadian securities laws, all of the securities issued in connection with this closing are subject to a hold period expiring on June 10, 2007.

Item 6: Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Executive Officer

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

Dated at the City of Vancouver, in the Province of British Columbia this 15th day of February 2007.